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                             December 20, 2023

       Lawrence P. Molloy
       Chief Financial Officer
       Sprouts Farmers Market, Inc.
       5455 East High Street, Suite 111
       Phoenix, AZ 85054

                                                        Re: Sprouts Farmers
Market, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 1, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended October 1, 2023
                                                            File No. 001-36029

       Dear Lawrence P. Molloy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended October 1, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Operating Activities, page 33

   1. You disclose the primary driver of the $102.2 million, or 33%, increase in the reported amount of operating
cash flows for the fiscal 2023 period compared to the corresponding prior year period is
nearly $77.0 million of an increase in working capital. Please provide a more fulsome analysis
of material changes in overall operating cash flows and the
                                                        material components
comprising such. For example, discuss underlying factors associated with each of the
working capital items cited that contributed to the improved working capital position in
fiscal 2023 and how that increased the reported amount of operating cash. Refer to Item 303
of Regulation S-K, Release No. 33-10890 that emphasizes the
                                                        need for analysis and
the introductory paragraph of section IV.B and B.1 of Release No.
                                                        33-8350 for more
specific guidance regarding in performing your analysis.
 Lawrence P. Molloy
Sprouts Farmers Market, Inc.
December 20, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameLawrence P. Molloy                      Sincerely,
Comapany NameSprouts Farmers Market, Inc.
                                                          Division of
Corporation Finance
December 20, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName